EXHIBIT 99.1

ZJK Industrial Co., Ltd. Triples Captive Screw Production Efficiency with New Semi-Automatic Equipment

Shenzhen, China, August 4, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced the deployment of newly developed semi-automatic punching equipment for captive screws production. This advanced equipment significantly enhances automation in captive screw assembly, increasing production efficiency by more than threefold and reducing manual labor and related costs.

Traditionally, the production of captive screws involves assembling multiple components and manual punching, leading to low efficiency and inconsistent quality. Captive screws are composed of screws, housings, and springs, and require specialized tooling to prevent parts from dislodging before stamping and assembly. Additionally, the stamping mechanism’s working pressure must be adjusted to accommodate products of varying specifications. These challenges contribute to high manufacturing complexity and cost, despite the strong market demand for such fasteners.

To address these issues, ZJK invested in research and development to design a semi-automatic assembly system. The new system incorporates a circular workbench with a divider and an adjustable stamping mechanism, allowing seamless integration into automated assembly lines without manual intervention.

With this new equipment now operational, the Company has significantly enhanced its existing automated assembly capabilities for combined parts and opened up new possibilities for subsequent assembly processes. According to the Company, the new system has increased captive screw production efficiency by over three times and reduced required labor by 50%, further strengthening ZJK’s competitive edge in the fastener sector.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com